02028205

BEIJING DATANG POWER GENERATION COMPANY LIMITED
432 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

82-34642

BEIJING DATANG POWER GENERATION COMPANY LIMITED

[March 27], 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED APR 01 2002

Re: Beijing Datang Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. ~~82-5186~~

Dear Sirs or Madams:

On behalf of Beijing Datang Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

1. [Connected Transaction, published [February 4], 2002]

2. [Announcement of 2001 Annual Results, published [March 5], 2002]

3. [Proposal for Issue of Bonds Convertible into New H Shares of the Company; Notice of Extraordinary General Meeting; Notice of H Class Meeting, published [March 25], 2002]

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Yang Hong Ming
Corporate Secretary

Enclosures

BJ-1820

北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A Sino-foreign Joint Venture Limited Company incorporated in the People's Republic of China)

Announcement of 2001 Annual Results

Financial Highlights

* On-grid electricity for the year 2001 amounted to 24,590,612MWh, representing an increase of 18.51% over 2000
* Consolidated operating revenue amounted to approximately Rmb6,550,620,000, representing an increase of 15.04% over 2000
* Consolidated net profit amounted to approximately Rmb1,438,060,000, representing an increase of 4.56% over 2000
* Earnings per share amounted to Rmb0.28, representing an increase of Rmb0.01 per share over 2000

I. ANNUAL RESULTS

The Board of Directors of Beijing Datang Power Generation Company Limited (the "Company") hereby announces the audited operating results of the Company and its subsidiaries prepared in conformity with the International Financial Reporting Standards for the year ended 31st December 2001 (the "Year"), together with the operating results of the corresponding period in 2000 (the "Previous Year") for comparison. Such operating results have been reviewed and confirmed by the Company's Audit Committee.

The Company's consolidated operating revenue for the Year was approximately Rmb6,550,620,000, representing a 15.04% growth compared to the Previous Year. Consolidated net profit amounted to approximately Rmb1,438,060,000, representing a 4.56% growth over the Previous Year. Earnings per share amounted to Rmb0.28, representing a net increase of Rmb0.01 over the Previous Year.

In view of the positive operating results, the Board of Directors has recommended a dividend of Rmb0.17 per share for the Year.

The Board of Directors is satisfied with the above results. Please refer to the audited consolidated income statement set out below for details of the operating results.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December 2001

(All amounts expressed in thousands of Renminbi, except per share data)

	Note	2001	2000
Operating revenue	2	6,550,620	5,694,195
Operating costs			
Local government surcharges		(86,749)	(73,554)
Fuel		(1,954,115)	(1,686,775)
Repair and maintenance		(220,468)	(194,281)
Depreciation		(1,071,866)	(904,356)
Wages and staff welfare		(364,163)	(285,887)
Others		(755,544)	(505,840)
Total operating costs		(4,452,905)	(3,650,693)
Operating profit		2,097,715	2,043,502
Share of profit of an associate		3,913	—
Interest income		144,507	171,698
Finance costs		(99,974)	(144,643)
Profit before taxation		2,146,161	2,070,557
Taxation	3	(714,492)	(695,257)
Profit after taxation		1,431,669	1,375,300
Minority interests		6,391	—
Net profit		1,438,060	1,375,300
Proposed dividends	4	877,684	516,285
Earnings per share, basic (Rmb)	5	0.28	0.27
Proposed dividend per share (Rmb)	5	0.17	0.10

Notes

1. Basis of presentation

The accompanying consolidated income statement is extracted from the audited financial statements prepared in accordance with International Financial Reporting Standards, as published by International Accounting Standards Board.

2. Operating revenue

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to North China Power Group Company ("NCPGC"), the substantial shareholder. Tariff revenues are billed and recognised upon billing and transmission of electricity to the power grid controlled and owned by NCPGC.

3. Taxation

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

Deferred taxes are provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

4. Profit appropriations

Dividends

On 6th March 2001, the Board of Directors proposed a dividend of Rmb0.10 per share, totaling approximately Rmb516,285,000, for the year ended 31st December 2000. The proposed dividend distribution was approved by the shareholders in the general meeting dated 29th April 2001.

On 5th March 2002, the Board of Directors proposed a dividend of Rmb0.17 per share, totaling approximately Rmb887,684,000 for the year ended 31st December 2001. The proposed dividend distribution is subject to the shareholders' approval in their general meeting.

Surplus reserve and statutory public welfare fund

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its net profit determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations ("PRC GAAP") to

each of the statutory surplus reserve and statutory public welfare fund. For the year ended 31st December 2001, approximately Rmb142,845,000 (2000: 137,530,000) and Rmb142,845,000 (2000: 137,530,000) have been appropriated to statutory surplus reserve and statutory public welfare fund, respectively.

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders, approval at their general meeting. The Company's current policy is to transfer all unappropriated retained earnings to the discretionary surplus reserve.

5. Earnings per share and dividend per share

The calculation of basic earnings per share for the year ended 31st December 2001 was based on the consolidated net profit of approximately Rmb1,438,060,000 (2000: Rmb1,375,300,000) and on the weighted average number of 5,162,849,000 shares (2000: 5,162,849,000 shares) in issue during the year.

Dividend per share for the year ended 31st December 2001 was calculated based on the proposed dividends of approximately Rmb877,684,000 (2000: Rmb516,285,000) divided by the number of 5,162,849,000 shares (2000: 5,162,849,000 shares) in issue as at 31st December 2001 and 2000.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding for the years ended 31st December 2001 and 2000.

II. MANAGEMENT DISCUSSION AND ANALYSIS

China's economy continued to grow steadily during the Year with national GDP growth reaching 7.3%. The Beijing-Tianjin-Tangshan ("BTT") area, the major area served by the Company, continued to outgrow the national average with a 9.92% GDP growth.

Driven by economic growth and benefiting from the launch of large-scale development projects in West China as well as the implementation of West-to-East power transmission projects, and also due to the Company's pro-active and effective management, the Company was able to maintain safe and stable power generation and achieve solid profit growth, whilst rolling out its expansion strategy outside of the BTT area.

(1) Operating Conditions

As at 31st December 2001, the Company and its subsidiaries (collectively the "Group") owned installed capacity of 4,950MW, and another 620MW which had commenced on-grid power generation and will enter into commercial operation in 2002. Total power generation for the Year amounted to 26,477,988MW, representing an 18.58% growth over the Previous Year. A total of 24,590,612MWh of on-grid electricity was completed, representing a growth of 18.51% over the Previous Year. A total of 5,477 utilisation hours were recorded and the equivalent availability factor of the Company's units was 92.35%. The increase in power generation was mainly attributable to the expansion of the Group's installed capacity, increased demand for power supply driven by domestic economic growth and the safe and stable operation of the Group's power generation equipment.

(2) Operational Management

The Company secured operating revenues of approximately Rmb6,550,620,000 during the Year, representing an increase of 15.04% over the Previous Year. Consolidated net profit amounted to approximately Rmb1,438,060,000, representing an increase of 4.56% over the Previous Year. The operating targets for 2001 set by the Board of Directors at the beginning of the Year were achieved and exceeded.

During the Year, the Company continued to exercise stringent cost-control measures and conscientiously implemented the system of accountability for financial targets. Measures to reduce consumption of energy were upkept and budget estimates were set to facilitate effective control over expenditures. As a result, the Company's unit fuel cost was lowered by Rmb0.88/MWh when compared to that of the Previous Year and the coal consumption rate for electricity generation was reduced by 2.96g/KWh when compared to that of the Previous Year.

(3) Business Expansion

The construction projects of the Company progressed smoothly during the Year. Power units with capacity of 300MW commenced commercial operation during the Year, and another 620MW commenced on-grid power generation. Breakthroughs were achieved in preliminary project works which ensured continued growth in the Company's production capacity.

* Unit 8 (300MW) at Zhang Jia Kou Power Plant commenced commercial operation during the Year, bringing the total installed capacity of the plant to 2,400MW making it the largest power plant of the Group and in North China, as well as the second largest power plant throughout the nation;

* Unit 1 of Tianjin Datang Panshan Power Generation Company Limited ("Tianjin Datang Panshan"), the first 600MW unit of the Group, commenced on-grid power generation during the Year and commenced commercial operation in January 2002. It is currently the largest unit of the Group as well as in the BTT power grid in terms of unit capacity;

* Units 1 and 2 of Hebei Huaze Hydropower Development Company Limited (2 X 10MW) commenced on-grid power generation during the Year and will commence commercial operation in 2002, ending its history of dependence on coal-fired generation and marking the Group's breakthrough in hydropower and its first step towards the strategy of dual emphasis on hydropower and coal-fired power;

* Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe") and Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng") were established during the Year. Project proposals for the two ventures have been approved by the State, marking the Group's expansion beyond North China and opening up more extensive market frontiers for the Group's swift trans-regional development.

* The Company acquired a 60% equity interest in Shanxi Datang Shentou Power Generation Company Limited ("Datang Shenton") and an 80% equity interest in Shanxi Datang Pingwang Heat and Power Company Limited ("Datang Pingwang") during the Year. Feasibility studies for the power plants developed by Datang Shentou (2 X 500MW) and Datang Pingwang (2 X 200MW) have been approved by the State and construction works' will commence shortly. Hebei Datang Tangshan Thermal Power Co Ltd ("Datang Tangshan Thermal") was formed during the Year. The feasibility study for Phase I technological upgrade works (1 X 300MW) has been submitted to the State for approval.

* The construction of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power") Phase I (2 X 600MW) progressed smoothly. The first generation unit is expected to commence on-grid power generation in 2003.

(4) Financial Analysis

* *Operating Results*

The Group's consolidated operating revenues amounted to approximately Rmb6,550,620,000 during the Year, representing an increase of 15.04% over the Previous Year. Consolidated net profit amounted to Rmb1,438,060,000, representing an increase of 4.56% over the Previous Year. Earnings per share amounted to Rmb0.28, representing an increase per share of Rmb0.01 over the Previous Year. The Group's profit growth was mainly attributed to the increase of its on-grid electricity and of its sales revenue, as well as the effective control of its costs.

During the Year, the Group's on-grid electricity increased by 18.51% over the Previous Year, while sales revenue increased by 15.04% over the Previous Year. The Group's operating costs increased by 21.97% over the Previous Year mainly due to the Company's acquisition of Unit 2 of Zhang Jia Kou Power Plant on 1st October 2000 and the on-grid power generation of Unit 7 and Unit 8 of Zhang Jia Kou Power Plant in December 2000 and August 2001, respectively. This led to an increase of assets which in turn led to an increase of depreciation costs on fixed assets. The corresponding costs caused by the increase in power generation also increased other operating costs. However, the Group's unit fuel cost decreased by Rmb0.88/MWh and the coal consumption rate for electricity generation decreased by 2.96g/KWh when compared to the Previous Year as a result of the Group's rigid and effective cost controls and the increase in on-grid electricity. As a consequence, the Company's profit increased by 4.56% over the Previous Year.

In view of the positive operating results, the Board of Directors has recommended a dividend of Rmb0.17 per share for the Year.

* *Financial Position*

As at 31st December 2001, total assets of the Group amounted to approximately Rmb23,190,043,000, representing an increase of Rmb3,203,898 over the Previous Year. Total liabilities amounted to

approximately Rmb8,807,802,000, representing an increase of Rmb2,155,695,000 over the Previous Year. Minority interests amounted to Rmb529,890,000, representing an increase of approximately Rmb126,428,000 over the Previous Year. Shareholders' equity amounted to Rmb13,852,351,000, representing an increase of approximately Rmb921,775,000 over the Previous Year. The increase in total assets owned by the Group mainly reflected the implementation of the Group's expansion strategy and the increase in investments in projects under construction by the Company.

* *Liquidity*

As at 31st December 2001, the Group's asset-to-liability ratio (i.e. the ratio between total assets and total liabilities, excluding minority interests) of the Group was 37.98%. The net equity-to-debt ratio (i.e. (total debt — cash and cash equivalents — short term bank deposits for over 3 months — investments held for trading)/shareholders' equity) was 14.74%.

Cash

As at 31st December 2001, the Group had total cash and cash equivalents and short-term bank deposits for over 3 months amounting to approximately Rmb4,503,168,000, among which the equivalent of approximately Rmb2,521,506,000 of deposits was held in foreign currencies. The Company had no trust deposits or overdue fixed deposit during the Year.

Borrowings

As at 31st December 2001, the Group had short-term loans of approximately Rmb241,120,000 at an annual interest rate of 5.85%. Long-term loans (excluding those repayable within 1 year) amounted to approximately Rmb6,229,064,000 and long-term loans repayable within 1 year amounted to approximately Rmb360,356,000 at annual interest rates of 3.0% to 6.2%, including USD loans equivalent to approximately Rmb590,450,000.

As at 31st December 2001, the Company provided guarantee of approximately Rmb2.3 billion for loan facilities granted to its subsidiaries. The Group did not provide any form of guarantee for any company outside the Group.

(5) Outlook for 2002

China's successful bid for hosting the 2008 Olympic Games and her WTO entry have generated enormous new business opportunities for the nation as well as Beijing, and in particular for a power generation company that mainly serves the BTT area such as the Company. As most of the new installed capacities for satisfying the area's power demand will be built by the Group, annual growth in its power generation is virtually assured. Meanwhile, the kick-off of the West-to-East power transmission policy and relatively high demand for power supply in the eastern coastal regions are creating favourable conditions for the Group's expansion beyond the BTT area. The Group's profitability will improve when tariffs for Units 5–8 of Zhang Jia Kou Power Plant are approved. However, we should avoid over-optimism towards the Group's operating situation as there are still many

uncertainties affecting the power sector. Co-incidental commissioning of new units and increased trans-regional power supply might result in less utilisation hours for the Group's existing power generation units, while rising fuel prices might affect the Group's profitability. In view of the above, the Group will continue to strengthen internal management, ensure production safety, procure active yet steady progress for ongoing and new projects, with a view to preserving and enhancing shareholders' value. The Group shall:

1. Actively pursue business expansion to strengthen the Group's competitive advantages:

    * The Board of Directors of the Company has already decided to further invest an amount of approximately Rmb480 million in Datang Tuoketuo Power to continue the construction of its Phase II (2 X 600MW). The proposal of the Phase II project has already been approved by the State. With Phases I and II to be constructed in a row, Datang Tuoketuo Power's total installed capacity will reach 2,400MW, making it one of the two largest power plants in North China alongside Zhang Jia Kou Power Plant.

    * The Board of Directors of the Company has already decided to further invest an amount of approximately Rmb202 million in Datang Tangshan Thermal to continue the construction of its Phase II technological upgrade project (1 X 300MW). The proposal of the Phase II project has already been approved by the State.

    * The Board of Directors of the Company has already decided to invest an amount of approximately Rmb43 million to jointly form a project company with Beijing Thermal Group, for the purpose of constructing Gao Jing Power Plant's thermal pipeline project. The proposal of the project has been approved by government authorities, and construction works are expected to commence within 2002.

2. Complete preliminary works for the following projects so that conditions for construction may be available within 2002: the Datang Pingwang thermal project (2 X 200MW), the Datang Shentou project (2 X 500MW), the Datang Liancheng project (2 X 300MW), Datang Tuoketuo Power Phase II (2 X 600MW) and Datang Tangshan Thermal Phase I (1 X 300MW).

3. Procure completion of construction to ensure commencement of operation of Unit 2 of Tianjin Datang Panshan (600MW) within 2002.

4. Continue to enhance management of production safety and ensure safe and stable operation of all generation units.

5. Actively procure the renewal and establishment of the Group's management information system and fully implement the Group's financial management model and innovative measures for job functions, work approaches and operating mechanisms.

6. Continue to explore new sources for revenues and opportunities for cost savings and seek growth in sales revenues by increasing power generation, raising tariffs and optimising on-grid electricity structures.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

No new shares were issued by the Company during the Year. As at 31st December 2001, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

(2) Substantial Shareholders

As at 31st December 2001, substantial shareholders holding more than 10% of the shares of the Company were as follows:

Name of shareholder	Class of shares	Number of shares	Percentage of share capital (%)
North China Power Group Company	Domestic Shares	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares	559,827,000	10.84

(3) Dividends

The Board of Directors has declared dividends for the Year of Rmb0.17 per share. Dividends to be distributed to domestic shareholders will be declared and paid in Rmb, while those to be distributed to foreign shareholders will be declared in Rmb but paid in Hong Kong Dollars. Hong Kong Dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong Dollar/Rmb exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment. The dividends will be distributed on 30th June 2002.

IV. USE OF PROCEEDS

The Company's shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange on 21st March 1997. Net proceeds were Rmb3.702 billion. As at 31st December 2001, total proceeds had been utilised as follows:

* approximately Rmb1.383 billion for acquisition of Unit 1 of Zhang Jia Kou Power Plant;

* approximately Rmb1.253 billion for the development of Zhang Jia Kou Power Plant Phase II;

* approximately Rmb0.765 billion for investment in Tianjin Datang Panshan Power Plant;

* approximately Rmb0.301 billion for investment in Inner Mongolia Datang Tuoketuo Power Plant.

V. SIGNIFICANT MATTERS

(1) Disposal of Staff Quarters

The Company and its subsidiaries have finalised a scheme for selling staff quarters to its staff in 1999. Under the scheme, the Company and its subsidiaries would provide housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, to its staff to enable them to buy staff quarters from the Company and its subsidiaries at preferential prices. The estimated housing benefits are expected to benefit the Company and its subsidiaries over 10 years which is the estimated remaining average service life of 10 years of the relevant employees. Upon completion of the sales of staff quarters to the employees, the housing benefits incurred are recorded by offsetting against the accruals previously made and the remaining balance is recorded as a deferred asset to be amortised over the remaining average service life of the relevant employees.

(2) During the Year, the Company actively enhanced capital operation. The Company's American Depositary Receipts ("ADRs") have been approved by the China Securities Regulatory Commission and the U.S. Securities and Exchange Commission to trade in the U.S. market.

VI. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company has not purchased, sold or redeemed any of the its listed securities.

VII. CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, 5th March 2002

The 2001 annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will subsequently be published on The Stock Exchange of Hong Kong Limited's website within 21 days from the date of this announcement.

Please also refer to the published version of this announcement in the ***(Sourth China Morning Post)***

BEIJING DATANG POWER GENERATION COMPANY LIMITED
北京大唐發電股份有限公司

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

PROPOSAL FOR ISSUE OF BONDS CONVERTIBLE INTO NEW H SHARES OF THE COMPANY

The Directors are pleased to announce its proposal to issue up to US$300 million in principal amount of bonds convertible into new H Shares of the Company. The Convertible Bonds are proposed to be in the form of US dollar denominated convertible bonds and application will be made to list the Convertible Bonds on the Luxembourg Stock Exchange. The Convertible Bonds are expected to be offered only to professional and institutional investors, and shareholders of the Company will not be entitled to subscribe for the Convertible Bonds solely by virtue of their shareholdings in the Company. There will not be a public offering of the Convertible Bonds.

The Board is of the view that the issue of the Convertible Bonds will allow the Company to take advantage of the current favourable low interest rate environment, thereby lowering the Company's overall funding cost.

A circular containing, among other things, the letter from the Chairman of the Board and notices convening the Extraordinary General Meeting, the H Class Meeting and the Domestic Class Meeting will be dispatched to the shareholders of the Company as soon as possible.

Proposed Issue of the Convertible Bonds

The Directors are pleased to announce that the Company proposes to issue up to US$300 million in principal amount of bonds convertible into new H Shares. The Convertible Bonds are proposed to be in the form of US dollar denominated convertible bonds. Application will be made to list the Convertible Bonds on the Luxembourg Stock Exchange. The issue size, interest rate, conversion price, exchange rate structure and timing of the issue of Convertible Bonds will be determined by the Board after careful consideration and taking into account the prevailing market conditions and all other relevant factors at that time. Other terms and conditions of the Convertible Bonds will also be determined by the Board prior to the proposed issue of Convertible Bonds. The Convertible Bonds are expected to be offered only to professional and institutional investors, and shareholders of the Company will not be entitled to subscribe for the Convertible Bonds solely by virtue of their shareholdings in the Company. There will not be a public offering of the Convertible Bonds.

The Convertible Bonds have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States unless the Convertible Bonds are registered or an applicable exemption from registration is available.

The proposed issue of Convertible Bonds will be conditional on, among other things, (i) the obtaining of approvals of holders of Shares at the Extraordinary General Meeting as well as approvals of holders of H Shares and of holders of Domestic Shares at separate class meetings; (ii) the obtaining of approvals or consents from the relevant PRC regulatory authorities including the SDPC, the CSRC and the SAFE; (iii) the granting by the Hong Kong Stock Exchange of approval for the listing of and permission to deal in the new H Shares to be issued upon conversion (if any) of the Convertible Bonds; (iv) the admission of the new H Shares to be issued upon conversion (if any) of the Convertible Bonds to the official list of the UK Listing Authority and for such new H Shares to be admitted to trading on the London Stock Exchange's market for listed securities; and (v) the granting of approval for the listing of the Convertible Bonds on the Luxembourg Stock Exchange.

Proposed Use of Proceeds

The net proceeds of the proposed issue of Convertible Bonds are expected to be used to finance the Company's foreign exchange requirements for the following:

(a) funding the purchase of imported equipment for use in power generation plants for an aggregate amount of up to US$220 million; and

(b) any remaining balance will be used for refinancing part of the Company's current foreign exchange borrowings.

Subject to the final issue size of the Convertible Bonds, it is currently expected that the net proceeds represent approximately 96% of the issue size.

Reasons for the Issue of Convertible Bonds

The Board has carefully considered different financing options for the funding requirements of the Company as set out above and believes the proposed issue of Convertible Bonds to be the most appropriate option for the Company for the following reasons:

(a) a convertible bond issue would allow the Company to take advantage of the current favourable low interest rate environment, thereby lowering the Company's overall funding cost;

(b) a convertible bond issue would generally allow the issuer to pay a lower interest coupon payment than would be the case for a straight bond issue; and

(c) the proposed issue of Convertible Bonds would not lead to any immediate dilution on the Company's basic earnings per Share which would arise in the case of a new issue of H Shares.

Impact on Shareholders

Upon conversion of the Convertible Bonds to be issued, there would be an increase in the number of H Shares held by the public. The exact size of the increase will depend upon the final terms of the Convertible Bonds, including, among other terms, the size of the issue and the conversion price at which the Convertible Bonds will be converted into H Shares. It is currently contemplated that the initial conversion price will be determined with reference to a premium over the average closing price of H Shares for a certain period of trading days immediately prior to the pricing date. The final terms of the Convertible Bonds are expected to be determined only after the completion of a roadshow and "book-building" offering process. For illustrative purposes only, assuming a maximum issue size of US$300 million, full conversion of the Convertible Bonds and that the initial conversion price equals to HK$2.985 (being the average closing price of the H Shares for the last five trading days ending 22 March 2002), the equity interest of the existing holders of H Shares in the Company will be diluted from the current level of 27.7% to approximately 24.1% of the then enlarged registered capital of the Company. Shareholders' equity interest in the Company will be diluted as a result of the exercise of the conversion rights attached to the Convertible Bonds. Further announcements will be made to shareholders of the Company once the terms and conditions of the Convertible Bonds are determined.

New H Shares

Any new H Shares to be issued upon conversion of the Convertible Bonds will rank *pari passu* with, and within the same class as, the H Shares in issue on the relevant conversion date in all respects, save in respect of entitlements to dividends and other distributions which will depend on the conversion date(s) for the Convertible Bonds and the date for the payment of dividend or other distribution with respect to the Shares.

Extraordinary General Meeting, H Class Meeting and Domestic Class Meeting

The Extraordinary General Meeting, the H Class Meeting and the Domestic Class Meeting will be convened on 10 May, 2002 at 9:30am, 10:00 am and 10:30am respectively, at which special resolutions of the shareholders and of the holders of H Shares and of the holders of Domestic Shares will be proposed to approve, among other thing, the issue of the Convertible Bonds. At the Extraordinary General Meeting, the H Class Meeting and the Domestic Class Meeting, special resolutions will be proposed to authorise the Board to make all appropriate and necessary amendments to Article 15 of the Articles of Association to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds. Notices of the Extraordinary General Meeting and the H Class Meeting are set out at the end of this announcement.

Definitions

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

"Articles of Association"	The articles of association of the Company
"BIPDIC"	北京國際電力開發投資公司 (Beijing International Power Development Investment Company)
"Board"	The board of Directors
"Company"	北京大唐發電股份有限公司 (Beijing Datang Power Generation Company Limited), incorporated as a Sino-foreign joint stock limited company in the PRC with limited liability
"Convertible Bonds"	Up to US$300 million in principal amount of bonds proposed to be issued by the Company which are convertible into new H Shares
"CSRC"	中國證券監督管理委員會 (China Securities Regulatory Commission)
"Directors"	Directors of the Company
"Domestic Class Meeting"	The class meeting of the holders of Domestic Shares to be held on 10 May, 2002 at 10:30 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the PRC and any adjournment thereof
"Domestic Shares"	Renminbi denominated ordinary shares with nominal value of RMB 1.00 each in the registered capital of the Company which are currently held by each of NCPGC, BIPDIC, HCIC and TJIC
"Extraordinary General Meeting"	The extraordinary general meeting of all shareholders of the Company to be held on 10 May, 2002 at 9:30 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the PRC and any adjournment thereof, a notice of which is set out at the end of this announcement
"H Class Meeting"	The class meeting of the holders of H Shares to be held on 10 May, 2002 at 10:00 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the PRC or any adjournment thereof, a notice of which is set out at the end of this announcement
"H Shares"	Renminbi denominated ordinary shares issued by the Company with a nominal value of RMB 1.00 each in the registered capital of the Company, which are subscribed for and traded in Hong Kong dollars and for which listing and dealing are permitted on the Hong Kong Stock Exchange and on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities
"HCIC"	河北省建設投資公司 (Hebei Construction Investment Company)
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"London Stock Exchange"	The London Stock Exchange plc
"Luxembourg Stock Exchange"	The Luxembourg Stock Exchange
"NCPGC"	中國華北電力集團公司 (North China Power Group Company)
"PRC" or "China"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi Yuan, the lawful currency of the PRC
"SAFE"	國家外匯管理局 (The State Administration of Foreign Exchange)
"SDPC"	國家發展計劃委員會 (The State Development and Planning Commission)
"Shares"	The H Shares and the Domestic Shares
"State"	The PRC government
"TJIC"	天津市津能投資公司 (Tianjin Jinneng Investment Company)
"UK"	United Kingdom
"UK Listing Authority"	Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000
"United States"	United States of America
"U.S. Securities Act"	The United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder
"US$" or "US dollars"	United States dollars, the lawful currency of the United States

By order of the Board
Yang Hongming
Executive Director and Company Secretary

25 March, 2002, Beijing

BEIJING DATANG POWER GENERATION COMPANY LIMITED
北京大唐發電股份有限公司

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held on 10 May, 2002 at 9:30 a.m. at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolutions as special resolutions:

(1) "THAT subject to the passing of special resolutions (2) and (3) below and conditional upon:

(a) approvals being granted by the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") by way of special resolutions at a class meeting of the holders of H Shares (the "H Class Meeting") and the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company ("Domestic Shares") by way of special resolutions at a class meeting of the holders of Domestic Shares (the "Domestic Class Meeting"); and

(b) such approvals or consents being granted by the relevant PRC regulatory authorities for the issue of the Convertible Bonds (as defined below) and the new H Shares to be issued upon the exercise (if any) from time to time of the conversion rights attached to the Convertible Bonds (as defined below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorised to issue the Convertible Bonds, such authority to expire twelve months after the date of this extraordinary general meeting unless otherwise revoked or varied by shareholders of the Company at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "THAT subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make all appropriate and necessary amendments to the Company's articles of association at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorised to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the amendments to the registered capital and articles of association of the Company."

(3) "THAT subject to the passing of special resolutions (1) and (2) above and conditional upon (a) approvals being granted by the holders of H Shares by way of special resolutions at the H Class Meeting and by the holders of Domestic Shares by way of special resolutions at the Domestic Class Meeting; and (b) the issue of Convertible Bonds, the Company may issue and the Directors be and are hereby authorised to issue from time to time and in accordance with the terms and conditions of the Convertible Bonds, such number of new H Shares as may be required to be issued pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds."

By order of the Board of Directors
Yang Hongming
Executive Director and Company Secretary

25 March, 2002, Beijing, China

Notes:

(A) The Company's shareholders are reminded that pursuant to Article 37 of the articles of association of the Company, the register of shareholders of the Company will be closed from 11 April, 2002 to 10 May, 2002, both days inclusive, during which period no transfer of shares will be registered. The Company's shareholders, whose names appear on the register of shareholders of the Company on 11 April, 2002 are entitled to attend the extraordinary general meeting and to vote thereat.

(B) Any holders of the Company's shares entitled to attend and vote at the extraordinary general meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a shareholder of the Company appoints more than one proxy, his proxies may only vote in a poll.

(D) To be valid, the proxy forms for the use of shareholders and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company not less than 24 hours before the time scheduled for holding the extraordinary general meeting.

(E) Shareholders of the Company who intend to attend the extraordinary general meeting are required to return the notices of attendance to the Company on or before 18 April, 2002 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of shareholders of the Company to attend and vote at the extraordinary general meeting.

(G) Holders of H Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong.

(H) Holders of Domestic Shares shall deliver the proxy forms (and a notarised copy of the power of attorney or other authority if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority) and the notices of attendance to the office of the Company at its registered address. Details of the Company's registered address are as follows:

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
The People's Republic of China
Tel: (8610) 8358 1905
Fax: (8610) 8358 1907
Post Code: 100053

(I) The extraordinary general meeting is expected to last for half an hour. Shareholders of the Company and proxies attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

BEIJING DATANG POWER GENERATION COMPANY LIMITED
北京大唐發電股份有限公司

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

NOTICE OF H CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting of the holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of the Company which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 10 May, 2002 at 10:00 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened on the same day and at the same place shall have been concluded or adjourned), at the conference room of the Company, 8/F, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolutions as special resolutions (the "H Class Meeting"):

(1) "THAT subject to the passing of special resolutions (2) and (3) below and conditional upon:

(a) approvals being granted by the shareholders of the Company by way of special resolutions at an extraordinary general meeting (the "Extraordinary General Meeting") and the holders of RMB denominated ordinary shares with a nominal value of RMB1.00 each in the registered capital of the Company ("Domestic Shares") by way of special resolutions at a class meeting of holders of Domestic Shares (the "Domestic Class Meeting"); and

(b) such approvals or consents being granted by the relevant PRC regulatory authorities for the issue of the Convertible Bonds (as defined below) and new H Shares to be issued upon the exercise (if any) from time to time of the conversion rights attached to the Convertible Bonds (as defined below),

the Company may issue up to US$300,000,000 in principal amount of bonds convertible into new H Shares on such terms and conditions as the Directors determine (the "Convertible Bonds") and the Directors be and are hereby authorized to issue the Convertible Bonds, such authority to expire twelve months after the date of this H Class Meeting unless otherwise revoked or varied by the shareholders of the Company at a general meeting or by holders of H Shares or holders of Domestic Shares at their respective class meetings."

(2) "THAT subject to the passing of special resolution (1) above and special resolution (3) below, the Company may increase the registered capital of the Company and make all appropriate and necessary amendments to the articles of association of the Company at any time as the Directors think fit in order to reflect the increase in the registered capital of the Company upon conversion (if any) of the Convertible Bonds, and the Directors be and are hereby authorised to carry out such increase, to make such amendments, to attend to and handle all necessary procedures and registrations regarding the amendments to the registered capital and articles of association of the Company."

(3) "THAT subject to the passing of special resolutions (1) and (2) above and conditional upon (a) approvals being granted by the shareholders of the Company by way of special resolutions at the Extraordinary General Meeting and the holders of Domestic Shares by way of special resolutions at the Domestic Class Meeting; and (b) the issue of Convertible Bonds, the Company may issue and the Directors be and are hereby authorised to issue from time to time and in accordance with the terms and conditions of the Convertible Bonds, such number of new H Shares as may be required to be issued pursuant to the exercise of the conversion rights (if any) attached to the Convertible Bonds."

By order of the Board of Directors
Yang Hongming
Executive Director and Company Secretary

25 March, 2002, Beijing, China

Notes:

(A) Holders of H Shares are reminded that pursuant to Article 37 of the articles of association of the Company, the register of shareholders of the Company will be closed from 11 April, 2002 to 10 May, 2002, both days inclusive, during which period no transfer of shares will be registered. Holders of H Shares, whose names appear on the register of shareholders of the Company on 11 April, 2002 are entitled to attend the H Class Meeting and to vote thereat.

(B) Any holders of H Shares entitled to attend and vote at the H Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(C) Where a holder of H Shares appoints more than one proxy, his proxies may only vote in a poll.

(D) To be valid, the proxy forms for the use of holders of H Shares and, if such proxy is signed by a person on behalf of the appointor pursuant to a power of attorney or other authority, a notarised copy of that power of attorney or other authority must be delivered to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for holding the H Class Meeting.

(E) Holders of H Shares who intend to attend the H Class Meeting are required to return the notices of attendance to the Company's H Share Registrar, HKSCC Registrars Limited at Room 1901-5, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong on or before 18 April, 2002 (3 weeks before the day of meeting).

(F) Completion and return of the proxy forms and notices of attendance will not affect the right of holders of H Shares to attend and vote at the H Class Meeting.

(G) The H Class Meeting is expected to last for half an hour. Holders of H Shares and their proxies attending the H Class Meeting shall be responsible for their own transportation and accommodation expenses.

北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION COMPANY LIMITED

(A sino-foreign joint stock limited company incorporated in the People's Republic of China)

CONNECTED TRANSACTION

According to Resolutions regarding the Investment and Expansion of Construction of Tuoketuo Power Plant Phase II passed at the 14th Shareholders' General Meeting of Inner Mongolia Datang Tuoketuo Power Generation Co., Ltd. ("Tuoketuo Power Generation Co.") (the "Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co."), Tuoketuo Power Generation Co. shall continue to undertake construction of the Inner Mongolia Tuoketuo Power Plant (the "Tuoketuo Plant") Phase II; it shall increase its total investment and registered capital; and Beijing Datang Power Generation Company Limited (the "Company"), Beijing International Power Development and Investment Company ("BIC") and Inner Mongolia Mengdian Huaneng Power Generation Company Limited ("Meng Hua") shall (a) contribute in cash to the increased registered capital of Tuoketuo Power Generation Co., and (b) provide guarantees for the financing arrangements made by Tuoketuo Power Generation Co., both according to their investment interests of 60%, 25% and 15% respectively in Tuoketuo Power Generation Co.

The guarantees to be provided by the Company constitute a connected transaction for the Company in the form of financial assistance under Rule 14.25(2)(b) of the Listing Rules and the Company is required to disclose such transaction in this announcement and its next published annual report and accounts.

INTRODUCTION

Tuoketuo Power Generation Co. was established on 17 November 1995 in Huhehaote of the Inner Mongolia Autonomous Region. Its principal business is power generation. The present investors of Tuoketuo Power Generation Co. are the Company, BIC and Meng Hua, and their investment interests in Tuoketuo Power Generation Co. are 60%, 25% and 15% respectively.

On 15 January 2002, Tuoketuo Power Generation Co. held its 14th Shareholders' General Meeting and passed the Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co. It was resolved that Tuoketuo Power Generation Co. shall continue to undertake construction of the Tuoketuo Plant Phase II; it shall increase its total investment and registered capital; and the Company, BIC and Meng Hua shall increase their investments in Tuoketuo Power Generation Co. according to their investment interests of 60%, 25% and 15% respectively in Tuoketuo Power Generation Co., for the construction of Tuoketuo Plant Phase II.

INCREASE IN INVESTMENT

The Phase I project undertaken by Tuoketuo Power Generation Co. (two 600MW coal-fuelled power generation units) is under construction. The project of Tuoketuo Plant Phase II will be the construction of two other 600MW coal-fuelled power generation units and the project proposal of this phase has been approved by the State Development Planning Commission. Construction will commence in 2002 and the two coal-fuelled power generation units under the Phase II project are expected to be completed in 2004 and 2005 respectively.

Pursuant to the Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co., the total investment of Tuoketuo Power Generation Co. shall increase by approximately RMB4 billion and its registered capital shall increase by approximately RMB0.8 billion (the increase amounts of both the total investment and the registered capital being subject to the final amounts as approved by the State) in order to undertake the construction of Tuoketuo Plant Phase II. The total investment and the registered capital of Tuoketuo Power Generation Co. for the construction of Tuoketuo Plant Phases I and II will increase to approximately RMB10 billion and RMB2 billion respectively (both the total investment and the registered capital being subject to the final amounts as approved by the State).

The contributions to the increased registered capital of Tuoketuo Power Generation Co. will be made in cash by the Company, BIC and Meng Hua according to their investment interests of 60%, 25% and 15% respectively in Tuoketuo Power Generation Co. and at the same terms. The contributions shall be made in phases as the amounts and timing of such contributions shall be based on the progress of the construction work.

Accordingly, the Company shall contribute approximately RMB0.48 billion to the registered capital of Tuoketuo Power Generation Co. Such amount will be funded by the Company's own internal financial resources.

According to the Resolutions of the 14th Shareholders' General Meeting of Tuoketuo Power Generation Co., the funding requirement for the construction of Tuoketuo Plant Phase II in excess of contributions to the registered capital shall be satisfied by financing. The three investors will provide guarantees for such financing arrangements according to the ratio of their investment interests.

The Company will, therefore, provide several (but not joint and several) guarantees of 60% of the financing arrangements made by Tuoketuo Power Generation Co. for the construction of Tuoketuo Plant Phases I and II upon normal commercial terms if so required. The maximum amount of such guarantees will be RMB4.8 billion for the two phases.

As BIC's shareholding in the Company amounts to approximately 13.01% of the registered capital of the Company, BIC is a substantial shareholder of the Company pursuant to the Listing Rules. The above guarantees to be provided by the Company constitute a connected transaction for the Company in the form of financial assistance under Rule 14.25(2)(b) of the Listing Rules and the Company is required to disclose such transaction in this announcement and its next published annual report and accounts.

REASONS FOR THE INCREASE IN INVESTMENT

The principal business of the Company is to develop, construct, own and operate power plants. The Board of Directors believes that the increase of investment mentioned above will expand the production capacity of the Company, broaden the asset base, optimise the integral cost for power generation in the north east region, strengthen the Company's regional competitive edge, enlarge its market share and increase the return for shareholders. The Board of Directors believes that the terms of the above transaction are fair and reasonable.

Tuoketuo Power Generation Co. is close by the Zhungeer coal mine (about 38 kilometres away). The coals required may be transported directly by exclusive railway. Therefore, the fuel cost is low.

Upon the completion of Tuoketuo Plant Phase II when the two 600MW power generation units commence operation, the electric power so generated will be transmitted to regions of Beijing, Tianjin and Tangshan, in order to satisfy part of the power demand in such regions, and at the same time, to achieve economies of scale of the Company.

By order of the Board
Beijing Datang Power Generation Company Limited
Yang Hongming
Company Secretary

Beijing, 1 February 2002